BRF S.A.
A Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

Pursuant to CVM Instruction 358 of January 3, 2002, BRF S.A. (“BRF” or “Company”) announces that it has signed a binding offer (“Offer”) with Alyasra Food Company W.L.L. (“Alyasra”), its current distributor in the State of Kuwait, for the acquisition of 75% of Alyasra’s retail frozen foods distribution business (the “Business”).

Alyasra is a leader in food distribution in the State of Kuwait, covering the sectors of retail and food services, with presence in frozen, chilled and dry segments. The company has been distributing BRF’s products for 20 years, in addition to a wide range of products from other brands and suppliers.

The Business will leverage Alyasra’s world-class logistics infrastructure and long-lasting relationships, as well as BRF’s supply chain efficiencies, strong brands and product development expertise for the purpose of continuing to serve and grow in the local market.

Once the conditions established in the Offer are met and fulfilled, BRF will acquire 75% of the Business based on a total enterprise value of US$160 million. The acquisition will be made in accordance with local laws and regulations of the State of Kuwait.

In the food services channel, where Alyasra will continue to operate independently, the Parties have agreed that BRF will become the exclusive supplier to Alyasra for the products of its portfolio.

BRF is strengthening its position in the State of Kuwait as part of a larger commitment to this market. This transaction is in line with BRF’s strategic plan for internationalizing the Company accessing local markets, strengthening BRF’s brands, distribution and expanding its product portfolio in the Middle East.

São Paulo, August 4, 2014.

Augusto Ribeiro Júnior

Chief Financial and Investors Relation Officer